EXHIBIT 21

The following chart lists all subsidiaries of 1st United Bancorp as of January 31, 1997. Each subsidiary is incorporated in the State of Florida and is 100% owned by its parent. Except for Plumoso Properties, Inc., which holds all the Brevard County owned branches, and 1st United Bank, each of the subsidiaries identified below are nonoperating and do not have any significant assets.

100% Owned Subsidiaries of Bancorp

1.  1st United Bank
2.  TAB Acquisition Company

100% Owned Subsidiaries of 1st United Bank

1.  Lost Lake Development Company
2.  Plumosa Properties, Inc.
3.  Harbor Isles Development Corporation

4.  The American Mortgage Corporation of The South

100% Owned Subsidiaries of TAB Acquisition Company

1.  340 Harbor Corporation
2.  TAB Investments, Inc.
3.  ABC Ventures, Inc.
4.  Brevard Ohio Corporation

100% Owned Subsidiaries of TAB Investments, Inc.

1.  Bancomputer, Inc.
2.  Lake Harney Development Company